June 22, 2005

Mail Stop 7010

Mr. Laith I. Nosh, President
1850 Hartley Avenue, Unit # 1
Coquitlam, British Columbia,
Canada, V3K 7A1

RE:	Ikona Gear International, Inc.
	Registration Statement on Form SB-2
	Filed on July 11, 2005
	File No.:  333-126523

Dear Mr. Laith:

	We have limited our review of your filing to the disclosures under "Principal and Selling Shareholders" on pages 29 and 30 as well as the "The Plan of Distribution" on page 30 and we have the following comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Principal and Selling Shareholders, page 30


1. If any selling security holder is a broker dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.
2. For any selling security holders who are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to telephone interpretation 4S. in the Regulation
S-K section of the 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.
3. To the extent that any successor (s) to the named selling security holders wishes to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor
(s)
as selling security holders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.



Plan of Distribution page 30

4. Rather than state that you will "use your best efforts to file
"a
prospectus supplement, revise to make clear that you will file a prospectus supplement if required.

	As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures the have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.

	If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or
Jennifer R. Hardy, Branch Chief-Legal at (202) 551-4667 with any other questions.

							Sincerely,




Pamela A. Long
							Assistant Director

Mr. Laith  I. Nosh
Ikona Gear International, Inc.
July 20, 2005
Page  3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE